August 28, 2024

Nancy Buese
Chief Financial Officer
Baker Hughes Company
575 N. Dairy Ashford Rd., Suite 100
Houston, TX 77079

       Re: Baker Hughes Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38143
Dear Nancy Buese:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Fernando Contreras